February 8, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Antero Resources Corporation

Form 10-K for Fiscal Year Ended December 31, 2015
Response Letter dated January 17, 2017
File No. 1-36120

Ladies and Gentlemen:

Set forth below are the responses of Antero Resources Corporation (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 31, 2017, with respect to Form 10-K for Fiscal Year Ended December 31, 2015, File No. 1-36120, filed with the Commission on February 24, 2016 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Form 10-K for Fiscal Year Ended December 31, 2015 unless otherwise specified.

Form 10-K for the Fiscal Year Ended December 31, 2015

Business and Properties, page 1

Proved Undeveloped Reserves, page 6

1.                                      We have read your response to comment 1. Please expand your disclosure relating to the negative revisions in the previous estimates of your proved undeveloped dry gas reserves attributed to the SEC 5-year development rule to provide the explanation presented in your response under the section “Compliance with Rule 4-10(a)(31)(ii).”

RESPONSE:

We acknowledge the Staff’s comment and in future filings we will expand our disclosure accordingly.

2.                                      Your response to comment 3 indicates you spent $462 million on development costs during 2015 primarily related to drilled but uncompleted wells and properties in the PUD classification at the end of 2014. Please tell us the extent to which any of the proved undeveloped reserves attributable to your drilled but uncompleted wells will remain undeveloped for five years or more after disclosure as proved undeveloped reserves.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that we do not believe any proved reserves attributable to drilled but uncompleted wells will remain undeveloped for five years or more after disclosure as proved undeveloped reserves.

Undeveloped Acreage Expirations, page 9

3.                                      We note your response to comment 5 refers to the historical success rate in renewing your leases and identifies certain proved undeveloped reserves attributable to locations that were scheduled to be drilled after lease expiration where the acreage was not held by production. The success rate to date in your lease renewal does not preclude the need to expand your disclosure as the unrisked reserve and acreage figures provided in your response appear to be material in relation to the total proved undeveloped reserves and acreage amounts disclosed as of year-end 2015. Therefore, we re-issue our prior comment.

RESPONSE:

We acknowledge the Staff’s comment and in future filings we will expand our disclosure to identify the number of locations scheduled to be drilled after lease expiration and the related net reserve quantities associated and clarify our plans and the related expenditures necessary to extend the time to expiration of such leases.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact W. Matthew Strock of Vinson & Elkins L.L.P. at (713) 758-3452.

Very truly yours,

ANTERO RESOURCES CORPORATION

By:	/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	President, Chief Financial Officer and Secretary